Exhibit 99.1

MoneyHero Group Reports Third Quarter 2023 Results

FINANCIAL HIGHLIGHTS1

• Revenue of US$20.3 million, up 17% Year-Over-Year

• Adjusted EBITDA loss improved to US$(1.3) million

SINGAPORE — (Globe Newswire) — December 6, 2023 — MoneyHero Limited (Nasdaq:MNY) (“MoneyHero” or the “Company”), a market leading personal finance aggregation and comparison platform in Greater Southeast Asia, today announced financial results for the quarter ended September 30, 2023.

Management Commentary:

Prashant Aggarwal, Chief Executive Officer, stated, “In a robust display of market performance, MoneyHero Group achieved notable milestones across multiple regions during the third quarter. In Singapore, revenues soared by 50% year-over-year to US$9.5 million, with the strongest growth coming from our credit cards and insurance verticals, thanks to aggressive marketing campaigns and an advantageous client mix. Our dominance in the market, further backed by our strong balance sheet post-merger, supports our ongoing strategy to expand market share over the long-term. In Hong Kong, we saw consistent growth that was driven by a diverse product portfolio, showcasing operational efficiency and adaptability. The Philippines continues to show strong growth in line with the market’s macroeconomic growth. In Taiwan, despite challenges associated with paused product offerings from certain key clients, our brand Money101 continues to witness a significant increase in user engagement, and continued investments are set to capture emerging growth opportunities. Notably, the insurance product segment across the Group has seen a 150% revenue increase in Q3 year-over-year, contributing significantly to group revenue. This segment exemplifies the huge untapped potential in Asian consumer finance, which remains a key area of our investment focus. Lastly, the growth of Creatory, our B2B business, aligns with increasing digitalization and content creation trends, positioning it as a key revenue contributor in the future.”

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, added “MoneyHero Group delivered 17% year-over-year revenue growth and Adjusted EBITDA loss improved to US$(1.3m) in the third quarter of 2023. Excluding Taiwan, which has faced challenges this year, third quarter revenue increased 36% year-over-year. In the second half of 2022 and first half of 2023, we materially improved the underlying profitability profile of the business. Having fine-tuned our profitability levers, we are now re-focusing our efforts on accelerating top-line growth and market share expansion. This strategy began to yield results in Q3 2023, with 27% quarter-on-quarter revenue growth. Following our successful deSPAC transaction, where we raised approximately US$100 million, we are now better capitalized than ever. We have repaid all third-party debt and had a cash balance as of October 2023 of approximately US$70.5 million to support our growth strategy of capturing market share in Asia’s nascent digital personal finance sector.”

[1]

The financial results for the quarter ended September 30, 2023 being announced have been prepared on a standalone basis in respect of CompareAsia Group Capital Limited (“CAGCL”) and its subsidiaries. CAGCL was the parent company of MoneyHero Group prior to completion of the business combination with Bridgetown (as further detailed below). As a result of the business combination with Bridgetown, which was completed on October 12, 2023, MoneyHero Limited became the parent company of CAGCL and its subsidiaries (together, “MoneyHero Group” or “Group”).

Third Quarter 2023 Financial Highlights

•	Revenue increased by 17% year-over-year to US$20.3 million in the third quarter of 2023

•	Online financial comparison platforms revenue increased 9% year-over-year to US$16.6 million

•	Creatory, our B2B business, revenue increased by 70% year-over-year and contributed to 18% of Group revenue in the third quarter of 2023, as compared to 12% in the prior year quarter

•	Revenue by markets:

•	Singapore revenue increased 50% year-over-year to US$9.5 million in the third quarter, with the strongest growth coming from the credit cards and insurance verticals

•	Hong Kong revenue increased 23% year-over-year to US$6.9 million in the third quarter, with the strongest growth coming from the insurance and personal loans verticals

•	Philippines revenue increased 39% year-over-year to US$2.7 million, with the strongest growth achieved in the credit card vertical

•	Taiwan revenue decreased 69% year-over-year to US$1.0 million due to paused product offerings for certain key clients

•	Revenue from insurance products increased by 150% year-over-year to US$1.5 million in the third quarter of 2023, contributing 7.4% of Group revenue, as compared to 3.4% in the prior year quarter

•	Total operating costs and expenses decreased by US$8.7 million from US$34.8 million in the third quarter of 2022 to US$26.2 million in the third quarter of 2023

•	Adjusted EBITDA increased from US$(3.0) million in the third quarter of 2022 to US$(1.3) million in the third quarter of 2023

Third Quarter 2023 Operational Highlights

•	Monthly Unique Users grew 15% year-over-year to 8.6 million in the third quarter of 2023 on the back of strong user growth in Taiwan and the Philippines

•

MoneyHero Group Members, to whom we can provide more tailored product information and recommendations, grew 48% year-over-year to 4.7 million in the third quarter of 2023 due to member growth across Singapore, Hong Kong, Taiwan and the Philippines

•	Approved Application volumes increased 76% year-over-year in the third quarter to 172 thousand, supported by strong growth in insurance products

Recent Developments

On October 12, 2023, MoneyHero completed its business combination with Bridgetown Holdings Limited (“Bridgetown”), a special purpose acquisition company formed as a collaboration between Pacific Century Group and Thiel Capital LLC.

In connection with the business combination, MoneyHero received approximately US$99.9 million in gross proceeds entirely through the contribution of cash held in Bridgetown’s trust account, after taking into account the redemptions of approximately 36% of Bridgetown’s class A ordinary shares. Post the settlement of transaction expenses, net proceeds received from the business combination amounted to approximately US$87.0 million.

Immediately upon closing of the business combination, PCCW Media International Limited (“PMIL”) exercised its call option and subscribed for 5 million fixed rate unsecured loan notes for an aggregate principal amount of US$5.0 million. As part of the exercise of its call option, PMIL also received 2,005,460 Class A ordinary shares of the Company for no consideration.

At the end of October 2023, the Group made a voluntary prepayment of all its outstanding loan notes and accrued but unpaid interest in an aggregate amount of approximately US$32.7 million.

As of October 31, 2023, MoneyHero held a cash amount of approximately US$70.5 million, consisting of (i) approximately US$59.3 million in net proceeds from the business combination after the exercise by PMIL of its call option and prepayment of all of MoneyHero’s outstanding loans and (ii) approximately US$11.2 million in existing cash before the business combination.

Since the closing of the business combination to date, a total of 983,599 shares were converted from preference shares to Class A ordinary shares. As of the date of this earnings release, there are 25,280,667 Class A ordinary shares, 13,254,838 Class B ordinary shares and 3,466,820 preference shares issued and outstanding.

Summary of financial / KPI performance	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2023	2022	2023	2022

	(US$ in thousands, unless otherwise noted)
Revenue	20,250	17,332	55,142	50,895
Adjusted EBITDA	(1,264)	(3,042)	(2,199)	(13,136)
Clicks (in thousands)	2,084	1,489	5,975	4,237
Applications (in thousands)	425	318	1,207	963
Approved Applications (in thousands)	172	98	432	287

Revenue breakdown	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2023		2022		2023		2022

	US$	%	US$	%	US$	%	US$	%

	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	9,451	46.7	6,320	36.5	20,720	37.6	17,209	33.8
Hong Kong	6,857	33.9	5,577	32.2	18,575	33.7	16,488	32.4
Taiwan	970	4.8	3,136	18.1	4,775	8.7	8,500	16.7
Philippines	2,655	13.1	1,912	11.0	10,283	18.6	7,482	14.7
Malaysia	313	1.5	255	1.5	785	1.4	944	1.9
Thailand[2]	4	0.0	131	0.8	4	0.0	271	0.5
Total Revenue	20,250	100.0	17,332	100.0	55,142	100.0	50,895	100.0

[2]	We ceased our operations in Thailand in 2022.

By Source:
Online financial comparison platforms	16,639	82.2	15,214	87.8	45,834	83.1	43,632	85.7
Creatory	3,611	17.8	2,118	12.2	9,308	16.9	7,263	14.3
Total Revenue	20,250	100.0	17,332	100.0	55,142	100.0	50,895	100.0

By Vertical:
Credit cards	15,689	77.5	13,316	76.8	40,996	74.3	37,227	73.1
Personal loans and mortgages	2,240	11.1	1,922	11.1	6,719	12.2	7,031	13.8
Insurance	1,493	7.4	598	3.4	3,926	7.1	1,726	3.4
Other verticals	828	4.1	1,496	8.6	3,501	6.3	4,911	9.6
Total Revenue	20,250	100.0	17,332	100.0	55,142	100.0	50,895	100.0

Key metrics	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2023		2022		2023		2022

	(in millions, except for percentage)
Monthly Unique Users
Singapore	1.7	19.6%	1.7	22.2%	1.7	19.4%	1.6	20.7%
Hong Kong	1.4	16.5%	1.6	20.8%	1.5	16.6%	1.9	23.9%
Taiwan	2.7	30.8%	1.8	23.4%	2.6	29.0%	1.7	22.0%
The Philippines	2.6	30.2%	2.2	29.4%	2.8	31.9%	2.3	28.9%
Malaysia	0.2	2.8%	0.3	4.2%	0.3	3.1%	0.4	4.5%
Total	8.6	100.0%	7.5	100.0%	8.9	100.0%	7.8	100.0%
Total Traffic
Singapore	4.1	12.7%	4.0	14.7%	12.1	12.3%	11.6	13.4%
Hong Kong	6.1	18.9%	6.7	24.6%	18.8	19.1%	24.2	28.1%
Taiwan	10.7	33.0%	6.9	25.4%	31.4	31.9%	20.0	23.3%
The Philippines	10.6	32.6%	8.3	30.9%	33.1	33.6%	26.3	30.6%
Malaysia	0.9	2.8%	1.2	4.4%	3.0	3.1%	3.9	4.6%
Total	32.5	100.0%	27.0	100.0%	98.5	100.0%	86.0	100.0%
MoneyHero Group Members[3]
Singapore	1.1	23.1%	0.8	26.0%	1.1	23.1%	0.8	26.0%
Hong Kong	0.6	12.9%	0.4	13.4%	0.6	12.9%	0.4	13.4%
Taiwan	0.2	5.2%	0.2	5.7%	0.2	5.2%	0.2	5.7%
The Philippines	2.5	53.9%	1.5	47.1%	2.5	53.9%	1.5	47.1%
Malaysia	0.2	4.9%	0.2	7.7%	0.2	4.9%	0.2	7.7%
Total	4.7	100.0%	3.2	100.0%	4.7	100.0%	3.2	100.0%

Conference Call Details

The Company will host a conference call and webcast on Wednesday, December 6, 2023, at 8:00 a.m. Eastern Standard Time / 9:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Group (NASDAQ: MNY) Q3 2023 Earnings call can be accessed by registering at:

[3]	MoneyHero Group Members as of September 30, 2023 and September 30, 2022.

Webcast: https://edge.media-server.com/mmc/p/ik2787q3

Conference call: https://register.vevent.com/register/BI51ed0b3fe8584266bcfa4335f51ad70c

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Group, formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia with respective local market brands, and currently has 278 commercial partner relationships as of September 30, 2023 and 8.9 million Monthly Unique Users for the nine months ended September 30, 2023.

Key Performance Metrics and Non-IFRS Financial Measures

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics. A session initiates when a user either opens an app in the foreground or views a page or screen and no session is currently active (e.g., the user’s previous session has ended). A session ends after 30 minutes of user inactivity. We measure Monthly Unique Users during a time period longer than one month by averaging the Monthly Unique Users of each month within that period.

“Traffic” means the total number of unique sessions in Google Analytics. A unique session is a group of user interactions recorded when a user visits the website or app within a 30-minute window. The current session ends when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan , (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product vertical on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as loss for the year/period and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of assets when the impairment is the result of an isolated, non-recurring event, equity-settled share option expense, other long-term employee benefits expense, employee severance expenses, transaction expenses including certain one-off audit and legal fees, changes on fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange loss minus government subsidies. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

Adjusted EBITDA	For the Three Months Ended September 30,		For the Nine Months Ended September 30,

	2023	2022	2023	2022

	(US$ in thousands)
Loss for the period	(7,204)	(16,798)	(78,305)	(46,593)
Adjustments:
Tax expenses/(credit)	25	(262)	60	(258)
Depreciation and amortization	1,201	1,168	3,601	3,311
Interest income	(67)	(4)	(193)	(9)
Finance costs	1,802	1,327	5,371	6,798
Government subsidies	(6)	(261)	(49)	(651)
Impairment of goodwill	—	4,094	—	4,094
Impairment of other intangible assets	—	1,503	—	1,503
Equity-settled share option expense	181	2,149	976	6,447
Other long-term employee benefits expense	194	—	110	(337)
Employee severance expenses	—	213	1	220
Transaction expenses	1,292	29	4,904	501
Changes on fair value of financial instruments	(481)	(1,506)	57,456	1,236
Gain on derecognition of convertible loan and bridge loan	—	—	—	(135)
Unrealized foreign exchange differences, net	1,798	5,304	3,868	10,738
Adjusted EBITDA	(1,264)	(3,042)	(2,199)	(13,136)
Revenue	20,250	17,332	55,142	50,895
Adjusted EBITDA	(1,264)	(3,042)	(2,199)	(13,136)
Adjusted EBITDA Margin	(6.2)%	(17.6)%	(4.0)%	(25.8)%

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Group operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2023, and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For investor and media inquiries, please contact:

Investor Relations: ir@moneyherogroup.com

Media: press@moneyherogroup.com

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,

	2023	2022	2023	2022

	(US$ in thousands except for loss per share)
Revenue	20,250	17,332	55,142	50,895
Cost and expenses:
Cost of revenue	(11,203)	(8,967)	(27,197)	(25,761)
Advertising and marketing expenses	(3,646)	(3,251)	(11,134)	(13,227)
Technology costs	(1,815)	(1,575)	(5,072)	(4,679)
Employee benefit expenses	(4,794)	(8,385)	(14,396)	(25,209)
General, administrative and other operating expenses	(2,747)	(7,110)	(8,862)	(10,422)
Foreign exchange differences, net	(1,976)	(5,552)	(4,145)	(11,216)
Operating loss	(5,932)	(17,509)	(15,665)	(39,618)
Other income/(expenses):
Other income	75	269	247	801
Finance costs	(1,802)	(1,327)	(5,371)	(6,798)
Changes in fair value of financial instruments[4]	481	1,506	(57,456)	(1,236)
Loss before tax	(7,178)	(17,060)	(78,245)	(46,851)
Income tax expense/(credit)	(25)	262	(60)	258
Loss for the period	(7,204)	(16,798)	(78,305)	(46,593)
Other comprehensive income
Other comprehensive income that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	1,604	4,487	3,277	8,784
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains/(losses) on defined benefit plan	14	8	(21)	58
Other comprehensive income for the year, net of tax	1,618	4,495	3,256	8,842
Total comprehensive loss for the period, net of tax	(5,586)	(12,304)	(75,048)	(37,752)
Basic loss per share attributable to ordinary equity holders of the parent	(1.5)	(23.9)	(16.6)	(66.3)

[4]

Changes in fair value of financial instruments relate to re-measurement of the fair values of the warrant liabilities and other derivative financial instruments on the Group’s statement of financial position that are to be settled by the Group through issuance of equity without having to incur incremental cash outflows.

Unaudited Condensed Consolidated Statements of Financial Position5

	As of September 30,	As of December 31,
(US$ in thousands)	2023	2022
NON-CURRENT ASSETS
Other intangible assets	13,033	14,407
Property and equipment	187	294
Right-of-use assets	751	778
Deposits	158	129
Total non-current assets	14,129	15,608

CURRENT ASSETS
Accounts receivable	13,004	9,684
Contract assets	13,566	11,140
Prepayments, deposits and other receivables	4,312	3,524
Tax recoverable	23	22
Pledged bank deposits	191	196
Cash and cash equivalents	14,315	24,078
Total current assets	45,410	48,644

CURRENT LIABILITIES
Accounts payable	17,415	16,654
Other payables and accruals	12,254	6,553
Other derivative financial instruments	11,883	2,796
Warrant liabilities	60,819	12,449
Lease liabilities	658	493
Provisions	69	66
Total current liabilities	103,098	39,011
NET CURRENT (LIABILITIES)/ASSETS	(57,688)	9,633
TOTAL ASSETS LESS CURRENT LIABILITIES	(43,559)	25,241

NON-CURRENT LIABILITIES
Lease liabilities	109	293
Other payables	319	209
Interest-bearing borrowings	14,072	8,745
Deferred tax liabilities	35	36
Provisions	167	136
Total non-current liabilities	14,701	9,419
Net (liabilities)/assets	(58,260)	15,822

EQUITY
Issued capital	2	2
Reserves	(58,262)	15,820
Total equity	(58,260)	15,822

[5]

The Group had net current liabilities and net liabilities of approximately US$(57.7) million and US$(58.3) million as at 30 September 2023, of which approximately US$60.8 million and US$11.9 million were attributable to warrant liabilities and other derivative financial instruments, respectively, that are to be settled by the Group through issuance of equity without having to incur incremental cash outflows.